Exhibit 16.1

November 15, 2005

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for BancTec, Inc. and subsidiaries (BancTec) and, under the date of March 31, 2005, we reported on the consolidated financial statements of BancTec as of and for the years ended December 31, 2004 and 2003.  On November 7, 2005, our appointment as principal accountants was terminated.  We have read BancTec’s statements included under Item 4.01 of its Form 8-K dated November 15, 2005, and we agree with such statements, except we are not in a position to agree or disagree with BancTec’s statement that the change was approved by the Audit Committee of the Board of Directors.

Very truly yours,

KPMG LLP